February 17, 2005

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

  Re:
  Zumiez Inc.
  Registration Statement on Form S-1

Ladies and Gentlemen:

        The undersigned registrant will be making an oral request for acceleration of the Registration Statement on Form S-1 filed by Zumiez Inc. in accordance with Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"). Such request may be made by an officer or employee of any of the undersigned or by any lawyer with Preston Gates & Ellis LLP. The undersigned registrant confirms that it is aware of its obligations under the Securities Act.

Very truly yours,
ZUMIEZ INC.
By:	/s/ BRENDA I. MORRIS Brenda I. Morris, Chief Financial Officer